SatixFy Communications Ltd.

12 Hamada St.

Rehovot 670315, Israel

September 30, 2022

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Evan Ewing
Ms. Asia Timmons-Pierce

Re:	SatixFy Communications Ltd.
Registration Statement on Form F-4
Registration No. 333-267015

Dear Mr. Ewing and Ms. Timmons-Pierce

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time on September 30, 2022 or as soon thereafter as is practicable.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely, SATIXFY COMMUNICATIONS LTD.

By:	/s/ Yoav Leibovitch
	Name:	Yoav Leibovitch
	Title:	Chief Financial Officer

cc:	David Ripstein, Chief Executive Officer, SatixFy Communications Ltd.

Yoav Leibovitch, Chief Financial Officer, SatixFy Communications Ltd.

Brian Wolfe, Davis Polk & Wardwell LLP

Larry P. Medvinsky, Morrison & Foerster LLP

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